SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________________________________
SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Western Gas Equity Partners, LP

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
95825R 103

(CUSIP Number)

Philip H. Peacock
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
(832) 636-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 10, 2015

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 95825R 103	Page 2 of 8

1	Name of Reporting Person Anadarko Petroleum Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 191,087,365 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 191,087,365 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 191,087,365 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 87.3%*
14	Type of Reporting Person HC; CO

* The calculation is based on a total of 218,913,688 common units outstanding as of June 10, 2015.

CUSIP No. 95825R 103	Page 3 of 8

1	Name of Reporting Person Western Gas Resources, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 191,087,365 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 191,087,365 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 191,087,365 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 87.3%*
14	Type of Reporting Person HC; CO

* The calculation is based on a total of 218,913,688 common units outstanding as of June 10, 2015.

CUSIP No. 95825R 103	Page 4 of 8

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on December 12, 2012 (the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests of Western Gas Equity Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Agreement filed as Exhibit A to the Schedule 13D. This Amendment is being filed to disclose the change in beneficial ownership of the common units by the Reporting Persons resulting from (i) the sale of 5,750,000 common units on July 7, 2014, pursuant to the 2014 Secondary Underwriting Agreement (as defined below) and (ii) the sale of 2,300,000 common units on June 10, 2015, pursuant to the 2015 Secondary Underwriting Agreement (as defined below).

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by replacing Schedule I thereto with Schedule I hereto.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Issuer was formed to own three types of partnership interests in Western Gas Partners, LP, a publicly traded limited partnership (NYSE:WES) (“WES”).

At the closing of the Issuer’s initial public offering of 19,758,150 common units representing limited partner interests in the Issuer, the following transactions, among others, occurred pursuant to the First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of the Issuer:

•	the General Partner was issued a non-economic general partner interest in the Issuer;

•
public unitholders were issued 19,758,150 common units, representing a 9% limited partner interest in the Issuer (including 2,577,150 common units pursuant to the full exercise of the over-allotment option); and

•
WGR was issued 199,137,365 common units, representing a 91% limited partner interest in the Issuer, issued to WGR pursuant to the Issuer’s redemption of its previously issued and outstanding partnership interests held by WGR.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 3 and elsewhere in the Schedule 13D are qualified in their entirety by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Securities and Exchange Commission on December 12, 2012, which is incorporated herein by reference.
On July 1, 2014, the Issuer entered into an Underwriting Agreement (the “2014 Secondary Underwriting Agreement”) by and among the Issuer, the General Partner and WGR, on the one hand, and Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Barclays Capital Inc., UBS Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC, as representatives of the several underwriters named therein, on the other hand, providing for the offer and sale by WGR, and purchase by the underwriters, of 5,000,000 of the Issuer’s common units (the “2014 Firm Units”) at a price to the public of $60.19 per common unit ($58.311 per common unit, net of underwriting discounts). On July 1, 2014, the underwriters notified the Issuer and WGR of their election to exercise their over-allotment option in full, pursuant to the terms of the 2014 Secondary Underwriting Agreement, for 750,000 additional common units (the “2014 Additional Units” and, together with the 2014 Firm Units, the “2014 Units”). The sale of the 2014 Units closed on July 7, 2014.

CUSIP No. 95825R 103	Page 5 of 8

On June 4, 2015, the Issuer entered into an Underwriting Agreement (the “2015 Secondary Underwriting Agreement”) by and among the Issuer, the General Partner and WGR, on the one hand, and J.P. Morgan Securities LLC, as representative of the several underwriters named therein, on the other hand, providing for the offer and sale by WGR, and purchase by the underwriters, of 2,000,000 of the Issuer’s common units (the “2015 Firm Units”) at a price to the public of $58.200 per common unit ($56.454 per common unit, net of underwriting discounts). On June 5, 2015, the Underwriters notified the Partnership and WGR of their election to exercise their over-allotment option in full, pursuant to the terms of the 2015 Secondary Underwriting Agreement, for 300,000 additional common units (the “2015 Additional Units” and, together with the 2015 Firm Units, the “2015 Units”). The sale of the 2015 Units closed on June 10, 2015.

Item 5. Interest in Securities of the Partnership.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The aggregate number and percentage of common units beneficially owned by each Reporting Person (on the basis of total of 218,913,688 common units issued and outstanding as of June 10, 2015) is as follows:

Anadarko

(a)	Amount beneficially owned: 191,087,365 common units Percentage: 87.3%

(b)	Number of common units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 191,087,365 common units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 191,087,365 common units

WGR

(a)	Amount beneficially owned: 191,087,365 common units Percentage: 87.3%

(b)	Number of common units to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 191,087,365 common units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 191,087,365 common units

(c)    Except as described in Item 3 above or elsewhere in the Schedule 13D, none of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the common units during the past 60 days.

(d)    The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of the Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)    Not applicable.

CUSIP No. 95825R 103	Page 6 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following text below the first paragraph under the subheading “The Underwriting Agreement”:

2014 Secondary Underwriting Agreement

In connection with the 2014 Secondary Underwriting Agreement, the Issuer, the General Partner, WGR, and the executive officers and directors of the General Partner agreed not to sell any common units they beneficially own for a period of 45 days from the date of the 2014 Secondary Underwriting Agreement. References to, and descriptions of, the 2014 Secondary Underwriting Agreement as set forth in this Item 6 and elsewhere in the Schedule 13D are qualified in their entirety by reference to the 2014 Secondary Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Commission on July 7, 2014, which is incorporated herein by reference.

2015 Secondary Underwriting Agreement

In connection with the 2015 Secondary Underwriting Agreement, the Issuer, the General Partner, WGR, and the executive officers and directors of the General Partner have agreed not to sell any common units they beneficially own for a period of 45 days from the date of the 2015 Secondary Underwriting Agreement. References to, and descriptions of, the 2015 Secondary Underwriting Agreement as set forth in this Item 6 and elsewhere in the Schedule 13D are qualified in their entirety by reference to the 2015 Secondary Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Commission on June 10, 2015, which is incorporated herein by reference.

Contribution Agreements

In connection with the formation of Anadarko WGP Holdings LLC, a Delaware limited liability company and the wholly owned subsidiary of WGR (“Holdings”), on June 2, 2015, WGR and Holdings entered into a Contribution Agreement (the “First Contribution Agreement”), pursuant to which WGR contributed 6,500,000 common units to Holdings, and on June 11, 2015, WGR and Holdings entered into a Contribution Agreement (the “Second Contribution Agreement” and, together with the First Contribution Agreement, the “Contribution Agreements”), pursuant to which WGR contributed 1,500,000 common units to Holdings. Following the consummation of the Contribution Agreements, Holdings holds a total of 8,000,000 common units. References to, and descriptions of, the First Contribution Agreement and the Second Contribution Agreement as set forth in this Item 6 and elsewhere in the Schedule 13D are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit F hereto and the Contribution Agreement filed as Exhibit G hereto, respectively, which are incorporated herein by reference.

Tangible Equity Units

In connection with the a Terms Agreement (including the Underwriting Agreement (Standard Provisions) incorporated therein, the “Terms Agreement”), among Anadarko, the Issuer, and the General Partner, on the one hand, and J.P. Morgan Securities LLC, as representative of the several underwriters named therein, on the other hand, Anadarko offered and sold, and the Underwriters purchased, 8,000,000 of Anadarko’s tangible equity units (the “Firm TEUs”) at a public offering price of $50.00 per tangible equity unit ($48.50 per tangible equity unit, net of underwriting discounts). The sale of the Firm Units closed on June 10, 2015. On June 10, 2015, the Underwriters notified Anadarko of their election to exercise their option to purchase additional tangible equity units in full, pursuant to the provisions of the Terms Agreement, for 1,200,000 additional tangible equity units (the “Additional TEUs” and, together with the Firm TEUs, the “TEUs”). The sale of the Additional TEUs Units closed on June 16, 2015.

Each TEU is comprised of (i) a prepaid equity purchase contract issued by Anadarko (each, a “purchase contract”) pursuant to which Anadarko will deliver to the holder, not later than June 7, 2018 (subject to postponement in certain limited circumstances, the “mandatory settlement date”), unless earlier settled, a number of common units based on the applicable market value of common units at the settlement rate described below, subject to Anadarko’s

CUSIP No. 95825R 103	Page 7 of 8

right to elect to issue and deliver shares of Anadarko’s common stock (“APC stock”) in lieu of such common units, and (ii) a 1.50% Senior Amortizing Note due June 7, 2018. A maximum of 7,903,720 common units may be issued upon settlement of the purchase contracts.

Pursuant to the terms of a Purchase Contract Agreement (the “Purchase Contract Agreement”), dated June 10, 2015, by and between Anadarko, on the one hand, and The Bank of New York Mellon Trust Company, N.A., in its various capacities, on the other hand, unless settled earlier, each Purchase Contract will automatically settle on the mandatory settlement date and Anadarko will deliver a number of common units, based on the applicable market value of common units, subject to Anadarko’s right to elect to issue and deliver shares of APC stock in lieu of such common units. The “applicable market value” of common units is the average of the daily VWAPs (as defined below) of common units for the 20 consecutive trading days beginning on, and including, the 23rd scheduled trading day immediately preceding the mandatory settlement date. Unless earlier settled, each Purchase Contract will settle on the mandatory settlement date based on a “settlement rate” determined as follows (subject to adjustment and Anadarko’s right to settle in APC stock):

•	if the applicable market value of common units is greater than $69.8422, the settlement rate will be 0.7159 common units for each purchase contract (the “minimum settlement rate”);

•
if the applicable market value of common units is less than or equal to $69.8422 but greater than or equal to $58.20, the settlement rate will be a number of common units for each purchase contract equal to $50, divided by the applicable market value of common units; and

•	if the applicable market value of common units is less than $58.20, the settlement rate will be 0.8591 common units for each purchase contract.

The “daily VWAPs” with respect to common units means, on any date of determination, the per common unit volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg page “WGP <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading on the relevant trading day until the scheduled close of trading on the relevant trading day (or if such volume weighted average price is unavailable, the market price of one common unit on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by Anadarko).

At any time prior to 5:00 p.m., New York City time, on the 33rd scheduled trading day immediately preceding the mandatory settlement date, a holder of a purchase contract may settle its purchase contract early, subject to satisfaction of certain conditions, and Anadarko will deliver 0.6443 common units per purchase contract (subject to adjustment), which is approximately 90% of the minimum settlement rate, subject to Anadarko’s right to elect to issue and deliver shares of APC stock in lieu of such common units. In addition, if a “fundamental change” (as defined in the Purchase Contract Agreement) occurs and the holder of a purchase contract elects to settle such purchase contract early in connection with such fundamental change, such holder will receive a number of common units based on the fundamental change early settlement rate, subject Anadarko’s right to elect to issue and deliver APC stock in lieu of such common units.

References to, and descriptions of, the Terms Agreement and the Purchase Contract Agreement as set forth in this Item 6 and elsewhere in the Schedule 13D are qualified in their entirety by reference to the Terms Agreement (including the Underwriting Agreement (Standard Provisions) incorporated therein) filed as Exhibit 1.2 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Commission on June 10, 2015 and the Purchase Contract Agreement filed as Exhibit 4.1 to Anadarko’s current report on Form 8-K (File No. 001-08968) filed with the Commission on June 10, 2015, respectively, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

This Amendment supplements Item 7 of the Schedule 13D by inserting the following paragraphs after the last paragraph of Item 7 of the Schedule 13D.

CUSIP No. 95825R 103	Page 8 of 8

Exhibit D
Underwriting Agreement, dated July 1, 2014, by and among Western Gas Equity Holdings, LLC, Western Gas Equity Partners, LP, Western Gas Resources, Inc. and Wells Fargo Securities, LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Barclays Capital Inc., UBS Securities LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and RBC Capital Markets, LLC, as representatives of the several underwriters named therein (attached as Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Commission on July 7, 2014 and incorporated herein in its entirety by reference).

Exhibit E
Underwriting Agreement, dated June 4, 2015, by and among Western Gas Equity Holdings, LLC, Western Gas Equity Partners, LP, Western Gas Resources, Inc. and J.P. Morgan Securities LLC, as representative of the several underwriters named therein (attached as Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Commission on June 10, 2015 and incorporated herein in its entirety by reference).

Exhibit F	Contribution Agreement, dated June 2, 2015, by and between Western Gas Resources, Inc. and Anadarko WGP Holdings LLC (filed herewith).

Exhibit G	Contribution Agreement, dated June 11, 2015, by and between Western Gas Resources, Inc. and Anadarko WGP Holdings LLC (filed herewith).

Exhibit H
Terms Agreement (including the Underwriting Agreement (Standard Provisions) incorporated therein), dated June 4, 2015, by and among Western Gas Equity Holdings, LLC, Western Gas Equity Partners, LP, Anadarko Petroleum Corporation and J.P. Morgan Securities LLC, as representative of the other underwriters named therein (attached as Exhibit 1.2 to the Issuer’s current report on Form 8-K (File No. 001-35753) filed with the Commission on June 10, 2015 and incorporated herein in its entirety by reference).

Exhibit I
Purchase Contract Agreement, dated June 10, 2015, by and between Anadarko Petroleum Corporation and The Bank of New York Mellon Trust Company, N.A., in its various capacities (attached as Exhibit 4.1 to Anadarko’s current report on Form 8-K (File No. 001-08968) filed with the Commission on June 10, 2015 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2015
ANADARKO PETROLEUM CORPORATION

	By:	/s/ Robert K. Reeves
	Name:	Robert K. Reeves
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

WESTERN GAS RESOURCES, INC.

	By:	/s/ Amanda M. McMillian
	Name:	Amanda M. McMillian
	Title:	Vice President and Corporate Secretary

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of the Reporting Persons.

Executive Officers of Anadarko Petroleum Corporation

R. A. Walker
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman of the Board, President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 5,000

Robert P. Daniels
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, International and Deepwater Exploration
Citizenship: USA
Amount Beneficially Owned: 20,000

Robert G. Gwin
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, Finance and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 200,000

Darrell E. Hollek
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, U.S. Onshore Exploration and Production
Citizenship: USA
Amount Beneficially Owned: 7,500

James J. Kleckner
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, International and Deepwater Operations
Citizenship: USA
Amount Beneficially Owned: 10,000

Robert K. Reeves
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, General Counsel and Chief Administrative Officer
Citizenship: USA
Amount Beneficially Owned: 9,000

Directors of Anadarko Petroleum Corporation

R. A. Walker
(see above)

Anthony R. Chase
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of Chasesource, L.P., a Houston-based staffing and real estate development firm
Citizenship: USA
Amount Beneficially Owned: 0

Kevin P. Chilton
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 900

H. Paulett Eberhart
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of HMS Ventures, a privately held business involved with technology services and the acquisition and management of real estate
Citizenship: USA
Amount Beneficially Owned: 0

Peter J. Fluor
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of Texas Crude Energy, Inc., a private, independent oil and gas exploration company
Citizenship: USA
Amount Beneficially Owned: 61,118

Richard L. George
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman of the Board of Penn West Petroleum Ltd., an exploration and production company based in Calgary, Alberta
Citizenship: USA
Amount Beneficially Owned: 5,000

Joseph W. Gorder
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman, President and Chief Executive Officer of Valero Energy Corporation (Valero), an international manufacturer and marketer of transportation fuels, other petrochemical products and power
Citizenship: USA
Amount Beneficially Owned: 0

John R. Gordon
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Managing Director of Deltec Asset Management LLC, an investment firm
Citizenship: USA
Amount Beneficially Owned: 0

Mark C. McKinley
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Partner of MK Resources LLC, a private oil and gas development company specializing in the recovery and production of crude oil and the development of unconventional resource projects
Citizenship: USA
Amount Beneficially Owned: 0

Eric D. Mullins
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Co-Chief Executive Officer and Chairman of the Board of Directors of LRE GP, LLC
Citizenship: USA
Amount Beneficially Owned: 0

Executive Officers of Western Gas Resources, Inc.

Jacqueline A. Dimpel
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: President
Citizenship: USA
Amount Beneficially Owned: 100

Robert G. Gwin
(see above)

James J. Kleckner
(see above)

Robert K. Reeves
(see above)

Directors of Western Gas Resources, Inc.

Robert G. Gwin
(see above)

Robert K. Reeves
(see above)